July 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sergio Chinos

Re: Malacca Straits Acquisition Co Ltd

Amendment No. 1 to Registration Statement on Form S-1

Filed July 6, 2020

File No. 333-239462

Dear Mr. Chinos:

Malacca Straits Acquisition Company Limited, (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 9, 2020, regarding the amended Registration Statement on Form S-1 dated July 6, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-1/A filed July 6, 2020

General

1.

We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” We also note that the company waives any objection to such “exclusive jurisdiction.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

We respectfully advise the Staff that we have revised the indicated provision to remove references to exclusive jurisdiction in the courts of the State of New York or the United States District Court for the Southern District of New York, and have refiled the form of warrant agreement with such provisions removed.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Malacca Straits Acquisition Co. Ltd.

By:	/s/ Kenneth Ng
Name:	Kenneth Ng
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP